Claire’s Stores, Inc.

2400 West Central Road

Hoffman Estates, Illinois 60192

December 5, 2013

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Notice of Disclosure Filed in Exchange Act Annual Report under Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that Claire’s Stores, Inc. has made disclosure pursuant to such provisions in its Quarterly Report on Form 10-Q for the quarterly period ended November 2, 2013, which was filed with the U.S. Securities and Exchange Commission on December 5, 2013. This disclosure can be found on pages 35 and 36 of the Quarterly Report on Form 10-Q and is incorporated by referenced herein.

Very truly yours, Claire’s Stores, Inc.

By:	/s/ J. Per Brodin
Name:	J. Per Brodin
Title:	Executive Vice President and Chief Financial Officer

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